SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4448

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter Healthcare Corporation of

Puerto Rico Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(847) 948-2000

Baxter Healthcare Corporation

of Puerto Rico Savings and

Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

Supplemental Schedule*

Exhibit I - Schedule of Assets

(Held at End of Year) at December 31, 2003

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

San Juan, Puerto Rico

May 30, 2004

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value
Investments	$23,614,413	$17,638,900
Participants’ loans	2,134,567	1,720,308
Cash	19,510	14,636

Total assets	25,768,490	19,373,844
Liabilities
Other liabilities	—	3,125
Refunds and forfeitures due to employer	9,457	4,369

Net assets available for benefits	$25,759,033	$19,366,350

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$2,808,339	$—
Interest and dividends	118,904	130,412

	2,927,243	130,412

Contributions
Employer’s contributions	1,641,404	1,700,068
Participants’ contributions	3,373,597	3,475,206

	5,015,001	5,175,274

Total additions	7,942,244	5,305,686

Deductions from net assets attributed to:
Benefits paid	1,311,814	1,125,797
Administrative expenses	237,747	243,914
Net depreciation in fair value of investments	—	4,958,477

Total deductions	1,549,561	6,328,188

Net increase (decrease)	6,392,683	(1,022,502)
Net assets available for benefits:
Beginning of year	19,366,350	20,388,852

End of year	$25,759,033	$19,366,350

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	General Description of the Plan

The following brief description of Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare Corporation of Puerto Rico, Baxter Sales and Distribution Corporation and Baxter Pharmacy Services Corporation (collectively, the “Company”) who have one month of service. Baxter Healthcare Corporation of Puerto Rico is the sponsor of the Plan. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code (“IRS”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their pre-tax monthly compensation, limited to a maximum of $8,000 a year. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company may make additional distributions in such amounts as the Company may determine.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net income of the Plan is posted to the participant’s accounts on a quarterly basis.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions portion of their accounts plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20
2	40
3	60
4	80
5 or more	100

Employees are fully vested in the Company’s matching contributions account, regardless of years of service with the Company, upon attaining age 65 or becoming disabled in accordance with the provisions of the Plan or when dying while employed by the Company.

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

Participants’ Loans

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prime rate, at the last day of the month prior to loan request, plus one percent. Principal and interest are paid through monthly payroll deductions.

Forfeitures

The portion of any participant’s matching contribution account which is not vested will become forfeited upon such participant’s termination of employment and will be applied to reduce future Company’s matching contributions on a periodic basis. Forfeitures for the years ended December 31, 2003 and 2002 amounted to $27,102 and $15,099, respectively.

Investment Options

The Plan has the following investment funds:

Fund	Description

Stable Income Fund	The Fund invests in fixed income securities with a book value guarantee.

Composite Fund	The Fund invests in stocks of U.S. companies and government and corporate bonds.

General Equity Fund	The Fund invests in stocks from U.S. companies that are considered to have growth potential.

S&P 500 Equity Index Fund	The Fund attempts to duplicate the performance of the Standard and Poor’s 500 Index, which consists of the stocks of 500 of the largest companies in the U.S.

Small Cap Fund	The Fund invests in small U.S. Companies that are considered to have growth potential.

International EAFE Equity Index Fund	The Fund invests in equities of large companies in Europe, Australia and the Far East.

Baxter Common Stock Fund	The primary investment of this Fund is in Baxter International Inc. common stock.

Edwards Lifesciences Common Stock Fund	The primary investment of this Fund is in Edwards Lifesciences Corporation common stock.

   Participants may change their investment options quarterly.

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

The shares placed into the Edwards Lifesciences Common Stock Fund are in connection with Baxter’s 2000 spin-off of its Cardiovascular Business Group. Participants are allowed to make investment election changes quarterly to transfer balances out of Edwards Lifesciences Common Stock Fund into other funds, but are not allowed to transfer existing account balances or to make contributions into the Edwards Lifesciences Common Stock Fund.

Payments of Benefits

Plan participants can not request withdrawals from the Plan unless they are 59 ½ years old or incur a financial hardship. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal only from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire account balance or installment payments. On termination of service due to other reasons, participants are entitled to receive their vested account balance. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Plan Expenses and Administration

Banco Popular de Puerto Rico and State Street Bank and Trust Company serve as trustees for the Plan.

The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter International Inc. (“Baxter”), the Company’s parent.

All expenses of the Plan are paid from assets of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices which represent their net asset value at year end. Baxter common stock and Edwards common stock are valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the Plan’s investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

Contributions

Employee and Company matching contributions are recorded in the plan year period in which the Company makes the payroll deductions from the participant’s earnings.

Transfer of Assets to Other Plans

Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the IRS.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents the Plan’s investments that represent five percent or more of the Plan’s net assets at December 31:

	2003		2002
	# of	Amount	# of	Amount
	Shares		Shares
Fund options
Stable Income	2,493,864	$9,949,124	1,963,017	$7,453,466
Composite	346,885	2,147,210	331,486	1,736,663
General Equity	202,007	1,668,979	194,995	1,252,654
S&P 500 Equity Index	1,750,200	4,231,601	1,547,904	2,913,981
Baxter Common Stock Fund	794,527	4,181,705	719,409	3,443,536

During 2003 and 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year appreciated and (depreciated) in value by $2,808,339 and ($4,958,477), respectively, as follows:

	2003	2002
Common stock	$778,229	$(3,552,230)
Mutual funds	2,030,110	(1,406,247)

	$2,808,339	$(4,958,477)

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.	Tax Status

The Puerto Rico Treasury Department has determined and informed the Company that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Company has also obtained a favorable determination letter from the Internal Revenue Service stating that the Plan is in compliance with the Internal Revenue Code regulations. The Plan has been amended since receiving the determination letters. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable tax requirements. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant’s beneficiary receives distributions from the Plan.

6.	Related Parties

At December 31, 2003 and 2002, the Plan held shares of common stock of Baxter, the Company’s parent and units of participation in certain investment funds of State Street Bank and Trust Company, one of the Plan’s Trustees. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

7.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Supplemental Schedule

Exhibit I

Baxter Healthcare Corporation of Puerto Rico

Savings and Investment Plan

Schedule of Assets (Held at End of Year) at December 31, 2003

(Schedule H, Part IV, Line 4i on Form 5500)

Identity of issuer	Description of Investment	Current Value
* State Street Bank and Trust Company:
Stable Income Fund	2,493,864 units	$9,949,124
Composite Fund	346,885 units	2,147,210
General Equity Fund	202,007 units	1,668,979
S&P 500 Equity Index Fund	1,750,200 units	4,231,601
International EAFE Equity Index Fund	706,767 units	904,920
Small Cap Fund	39,670 units	479,846
* Baxter Common Stock Fund	794,527 units	4,181,705
Edwards Lifesciences Common Stock Fund	2,361 units	51,028
* Participants’ Loans	Maturing - January 1, 2003 to 2013 5.00% to 11%	2,134,567
* Banco Popular de Puerto Rico	Cash	19,510

		$25,768,490

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE CORPORATION OF
PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 28, 2004	By:	/s/ John J. Greisch
John J. Greisch
Senior Vice President and
Chief Financial Officer